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                                         Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


           Report on Disclosure of Information of ITO-YOKADO CO., LTD.


                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)


            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F __X__                    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                        Yes _____                          No __X__

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82- _______



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[Translation]


                                                                December 8, 2003
To:        Each of the Parties Concerned

                       Name of the Company:         Ito-Yokado Co., Ltd.
                       Address of Head Office:      1-4, Shiba Koen 4-chome
                                                      Minato-ku, Tokyo
                       Name of Representative of the Company:
                                                    Sakae Isaka
                                                    President and Representative
                                                    Director
                       (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)
                       Addressee to Contact:        Shiro Ozeki
                                                    Director of Finance Division
                                                    Tel: 03-3459-2111

      NOTICE OF DETERMINATION OF OFFER PRICES OF SHARES AND TREASURY STOCK
      --------------------------------------------------------------------

     With respect to the Secondary Offering of Shares and the Offering of Treasury Stock of the Company which were resolved at the meeting of the Board of Directors held November 25, 2003, the Offer Prices of Shares and Treasury Stock were undecided. Ito-Yokado Co., Ltd. (the "Company") determined each of Offer Prices as stated below and hereby announces as follows:


I. Secondary Offering of the Shares
A. Secondary Offering of the Shares through purchase and underwriting by the Underwriters

(1)  Offer Price per Share:                3,351 yen

(2)  Aggregate Offer Price:                37,698,750,000 yen

(3)  Subscription Price per Share:         3,214.20 yen

(4)  Aggregate Subscription Price:         36,159,750,000 yen

(5)  Subscription Period:                  From December 9, 2003 to December 11,
                                           2003

(6)  Delivery Date:                        December 17, 2003

(Note) Underwriters will purchase and underwrite shares at the Subscription Price and sell

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   them at the Offer Price.

B. Secondary Offering of the Shares through Over-allotment (see Reference (2) below):

(1)  Number of Shares to be Offered:       1,687,000 shares

(2)  Offer Price per Share:                3,351 yen

(3)  Aggregate Offer Price:                5,653,137,000 yen

(4)  Subscription Period:                  From December 9, 2003 to December 11,
                                           2003

(5)  Delivery Date:                        December 17, 2003


II. Offering of Treasury Stock of the Company (see Reference (2) below):

(1)  Offer Price per Share:                3,214.20 yen

(2)  Aggregate Offer Price:                5,422,355,400 yen

(3)  Subscription Period:                  January 13, 2004

(4)  Payment Date:                         January 14, 2004

(5)  Delivery Date:                        January 15, 2004

[REFERENCE]
(1)  Calculation of Offering Price
     Calculation Date and Offering Price: December 8, 2003   3,420 yen
     Discount Rates:                      2.02%

(2)  Secondary Offering through Over-allotment
     Secondary Offering through Over-allotment may be effected, separately from the Secondary Offering of the Shares through purchase and underwriting by the Underwriters, by Nomura Securities Co., Ltd. on the occasion of the Secondary Offering of the Shares through purchase and underwriting by the Underwriters, taking into consideration the condition of demands for the Shares sold, by offering 1,687,000 shares which Nomura Securities Co., Ltd., acting as the Manager for the Secondary Offering of the Shares through purchase and underwriting, borrowed from certain shareholder(s) of the Company. On the occasion of the Secondary Offering of Shares through Over-allotment, the Company


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     adopted a resolution at the meeting of the Board of Directors held on
     November 25, 2003 that the offering of a maximum 1,687,000 shares of treasury stock will be made (hereinafter referred to as the "Offering of Treasury Stock"), which will be allotted to Nomura Securities Co., Ltd., with the Payment Date being January 14, 2004, so that Nomura Securities Co., Ltd. may be able to return the shares borrowed from certain shareholders of the Company (hereinafter referred to as the "Borrowed Shares") to the relevant shareholder(s) of the Company.

     In addition, Nomura Securities Co., Ltd. may, within the Syndicate Cover Transactions Period commencing from and including December 12, 2003 to January 6, 2004 (hereinafter referred to as the "Syndicate Cover Transactions Period"), purchase up to 1,687,000 shares as sold under the Secondary Offering through Over-allotment on the market of Tokyo Stock Exchange, Inc. with the aim of procuring and returning the Borrowed Shares (hereinafter referred to as the "Syndicate Cover Transactions"). All shares purchased by Nomura Securities, Co., Ltd. through the Syndicate Cover Transactions will be used for returning the Borrowed Shares. Even during the Syndicate Cover Transaction Period, Nomura Securities Co., Ltd. at its discretion may choose not to enter into any Syndicate Cover Transactions or to terminate such transactions without purchasing the maximum number of 1,687,000 shares offered by the Secondary Offering through Over-allotment.

     Further, Nomura Securities Co., Ltd. may effect stabilization transactions in relation to the Secondary Offering through purchase and underwriting by the Underwriters and the Secondary Offering through Over-allotment and may allocate all or part of such Shares purchased by stabilization transactions for returning the Borrowed Shares.

     With respect to 1,687,000 shares offered by the Secondary Offering through Over-allotment deducted by the number of shares acquired by stabilization transactions and the Syndicate Cover Transactions and appropriated to return the Borrowed Shares, Nomura Securities Co., Ltd. will plan to purchase shares of common stock of the Company in accordance with the allotment of the Treasury Stock of the Company under the Offering of Treasury Stock. Depending on the aforementioned number of shares, the offering may not be made with respect to a part or all of the shares to be offered under the Offering of Treasury Stock. As a result, the final number of shares to be offered under the Offering of Treasury Stock will decrease to such an extent so that the Offering of Treasury Stock may not be implemented.

                                                                         - End -



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Caution:
     This material is prepared for the purpose of public disclosure of the Secondary Offering of the Company and is not prepared for any solicitation for investment or offering. In the case of investment, investors should refer to the prospectus prepared by the Company and make investment decision by him/herself in accordance with his/her own judgment. This material is not an offer of securities for sale into the United States. The securities may not be offered or sold in the United States unless they are registered or exempt from registration and any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements.


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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                     ITO-YOKADO CO., LTD.

                                                     (Registrant)



December 8, 2003

                                                By: /s/ Noritoshi Murata
                                                    ---------------------------
                                                    Senior Managing Director and
                                                    Chief Financial Officer